UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Information Contained in this Report on Form 6-K

Globus Maritime Limited (the “Company”) announced today that the Company and the holder of its senior convertible note issued on March 13, 2019 (the “Note”) have agreed, pursuant to the terms of the Note, to reduce the “Floor Price” (as defined in the Note) from $2.25 to $1.00, effective as of today. As of the date of this Form 6-K, there is an aggregate of $ $3,691,513 principal and interest outstanding under the Note.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-222580) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2018 AND DECLARED EFFECTIVE FEBRUARY 8, 2018; AND (B) ON FORM F-3 (FILE NO. 333-230841) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2019 AND DECLARED EFFECTIVE APRIL 19, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2019

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer